COMMERZBANK

82-2523

RECEIVED
2006 APR -4 P 12:13
OFFICE OF INTERNATIONAL CORPORATE FINANCE

March 28, 2006

Investor-Relations-newsflash

06012180

SUPPL

Bernd Knobloch appointed to Commerzbank board

Commerzbank' s supervisory board approved the bank`s 2005 annual results at its meeting today, fully confirming the figures presented on February 15. The payment of a 0.50 euros per share dividend was proposed for approval at the annual general meeting.

The supervisory board also appointed Bernd Knobloch, 54, as a new member of Commerzbank' s board of managing directors effective April 1st. Bernd Knobloch will continue to serve as chairman of the board of Eurohypo, while responsible for Commerzbank' s commercial real estate financing in Germany and abroad. In addition he will be responsible for real estate leasing. His appointment coincides with the March 31st closing day of Commerzbank' s acquiring a further 49 percent in Eurohypo, bringing the bank' s total stake to 98.04 percent.

Klaus-Peter Mü ller, chairman of Commerzbank' s board of managing directors, looks forward to working closely with Mr. Knobloch: " With Bernd Knobloch we add a proven real estate expert to our board. His competence and expert knowledge as well as his management qualities have been successfully demonstrated at Eurohypo. His appointment is at the same time a sign that the integration process of Eurohypo into the Commerzbank is going well and is imbued with a spirit of partnership."

Note: both a CV and picture of Bernd Knobloch can be found in the internet under
http://www.eurohypo.com/de/unternehmen/gremien/vorstand/index.php

The complete 2005 Annual Results will be available on-line as of 15.00 this afternoon, March 28,under http://www.commerzbank.com/aktionaere/konzern/index.html
The printed version will be distributed within the next few days.

PROCESSED
APR 05 2006
THOMSON FINANCIAL

Commerzbank AG
Corporate Communications - Investor Relations
60261 Frankfurt am Main

Tel. (069) 136-22338
Fax (069) 136-29492
e-mail: ir@commerzbank.com
Internet: http://www.commerzbank.com